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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                           SEC File Number: 000-15291
                              CUSIP Number: 913378



  (CHECK ONE):      |_| Form 10-K     |_| Form 20-F     |_| Form 11-K

                    |X| Form 10-Q     |_| Form N-SAR

                     For Period      March 31, 2005
                     Ended:          -------------------------------------------


                     |_| Transition Report on Form 10-K

                     |_| Transition Report on Form 20-F

                     |_| Transition Report on Form 11-K

                     |_| Transition Report on Form 10-Q

                     |_| Transition Report on Form N-SAR

                     For the Transaction Period
                     Ended:
                                                    ----------------------------






    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.


  If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


  PART I - REGISTRANT INFORMATION

  Arlington Hospitality, Inc.
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  Full Name of Registrant

  n/a
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  Former Name if Applicable

  2355 S. Arlington Heights Rd., Suite 400
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  Address of Principal Executive Office (Street and Number)

  Arlington Heights, IL 60005
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  City, State and Zip Code


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  PART II - RULES 12b-25(b) AND (c)

  If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

  PART III - NARRATIVE

  State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

  The Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 by the deadline for the filing of such Quarterly Report without unreasonable effort or expense. The Company believes that it will be able to file the Quarterly Report on or before the fifth calendar day following the due date of the Quarterly Report.

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                           PART IV - OTHER INFORMATION

  (1) Name and telephone number of person to contact in regard to this notification

               Stephen K. Miller                (847)              228-5400
       ---------------------------------- ------------------ -------------------
                    (Name)                   (Area Code)      (Telephone Number)

  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                 |X| Yes  |_| No

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  (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X|Yes  |_| No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


       The Registrant's total revenues for the three months ended March 31, 2005 is expected to decrease by approximately $4.5 million to $12.4 million when compared to the three months ended March 31, 2004. The Registrant's net income (loss) from continuing operations for the first quarter of 2005 is expected to be approximately ($1.48 million) as compared to ($1.57 million) for the first quarter of 2004.
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                           Arlington Hospitality, Inc.
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                  (Name of Registrant as Specified in Charter)

  Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

  Date   May 16, 2005                    By    /s/ Stephen K. Miller
         --------------------------        -------------------------------------
                                             Stephen K. Miller, Interim Chief
                                             Executive Officer

  INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
                    CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
                            (SEE 18 U.S.C. 1001).

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